Exhibit 4.8

Execution Copy

CONSENT AND FIRST AMENDMENT TO CREDIT AGREEMENT

This Consent and First Amendment to Credit Agreement (“First Amendment”) is made as of June 30, 2011, by and among Compuware Corporation (“Borrower”), the Lenders (as defined below) and Comerica Bank, as administrative agent for the Lenders (in such capacity, the “Agent”).

RECITALS

A.            Borrower entered into that certain Compuware Corporation Revolving Credit Agreement dated as of November 1, 2007 (as amended, restated or otherwise modified from time to time, the “Credit Agreement”), with Agent and the financial institutions from time to time signatory thereto (each, individually a “Lender,” and any and all such financial institutions collectively the “Lenders”), under which Lenders extended (or committed to extend) credit to Borrower, as set forth therein.

B.            Borrower has requested that Agent and the requisite Lenders consent to the acquisition (the “dynaTrace Acquisition”) by Borrower (directly or through a Wholly-Owned Subsidiary of Borrower) of all of the equity interests in dynaTrace software, Inc., a Delaware corporation (“dynaTrace”), on the terms and conditions set forth in a merger agreement to be executed by and among Borrower, dynaTrace and their respective Subsidiaries (if applicable), such agreement to be substantially consistent with the terms set forth in the letter of intent dated May 20, 2011 (the “dynaTrace Letter of Intent”) between Borrower and dynaTrace (such agreement, when executed in such form (as confirmed by Agent), or on terms otherwise satisfactory to Agent, the “dynaTrace Merger Agreement”), and Agent and Lenders are willing to do so, but only on the terms and conditions set forth in this First Amendment.

C.            Borrower has requested that Agent and Lenders agree to make certain amendments to the Credit Agreement, and Agent and Lenders are willing to do so, but only on the terms and conditions set forth in this First Amendment.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Borrower, Agent and Lenders agree as follows:

1.
Agent and the requisite Lenders hereby consent to the dynaTrace Acquisition, provided that (a) both immediately before and after the consummation of the dynaTrace Acquisition and after giving effect to the Pro Forma Projected Financial Information (as described in clause (d) of the definition of Permitted Acquisition) previously delivered by Borrower to Agent, no Default or Event of Default has occurred and is continuing, (b) the aggregate purchase price paid by Borrower under the dynaTrace Merger Agreement and other dynaTrace Acquisition Documents (as defined below), taking into account all acquisition consideration, including assumed Debt, if any, does not exceed Two Hundred Seventy Five Million Dollars ($275,000,000), (c) the dynaTrace Acquisition is consummated in accordance with the dynaTrace Merger Agreement on or before August 31, 2011, (d) Agent has received copies of all of those documents described in clause (d) of the definition of Permitted Acquisition relating to the dynaTrace Acquisition, and (e) Agent has received an executed copy of the dynaTrace Letter of Intent (with fully executed copies of the dynaTrace Merger Agreement and related documents satisfying the terms and conditions of this Consent (as determined by Agent) or otherwise in form and substance reasonably satisfactory to Agent, to be delivered to Agent promptly following the consummation of the dynaTrace Acquisition) (such documents, collectively, the “dynaTrace Acquisition Documents”)).

2.	Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	The following definitions are hereby deleted from Section 1.1 in their entirety: “Alternate Base Rate,” “Prime-based Advance” and “Prime-based Rate.”

(b)	All references to “Prime-based Rate” and “Prime-based Advance” in Section 1.1 are hereby deleted and replaced, respectively, with references to “Base Rate” and “Base Rate Advance.”

(c)	The following definitions are hereby added to Section 1.1 as follows:

“Affected Lender” shall have the meaning set forth in Section 13.12 hereof.

“Base Rate” shall mean for any day, that rate of interest which is equal to the sum of the Applicable Margin plus the greatest of (a) the Prime Rate for such day, (b) the Federal Funds Effective Rate in effect on such day, plus one percent (1.0%), and (c) the Daily Adjusting LIBOR Rate, plus one percent (1.0%); provided, however, for purposes of determining the Base Rate during any period that LIBOR Rate is unavailable as determined under Sections 11.3 or 11.4 hereof, the Base Rate shall be determined using, for clause (c) hereof, the Daily Adjusting LIBOR Rate in effect immediately prior to the LIBOR Rate becoming unavailable pursuant to Sections 11.3 or 11.4.

“Base Rate Advance” shall mean an Advance which bears interest at the Base Rate.

“Change in Law” shall mean the occurrence, after the First Amendment Effective Date, of any of the following: (i) the adoption or introduction of, or any change in any applicable law, treaty, rule or regulation (whether domestic or foreign) now or hereafter in effect and whether or not applicable to any Lender or Agent on such date, or (ii) any change in interpretation, administration or implementation of any such law, treaty, rule or regulation by any Governmental Authority, or (iii) the issuance, making or implementation by any Governmental Authority of any interpretation, administration, request, regulation, guideline, or directive (whether or not having the force of law), including any risk-based capital guidelines.  For purposes of this definition, (x) a change in law, treaty, rule, regulation, interpretation, administration or implementation shall include, without limitation, any change made or which becomes effective on the basis of a law, treaty, rule, regulation, interpretation administration or implementation then in force, the effective date of which change is delayed by the terms of such law, treaty, rule, regulation, interpretation, administration or implementation, and (y) the Dodd-Frank Wall Street Reform and Consumer Protection Act (Pub. L. 111-203, H.R. 4173) and all requests, rules, regulations, guidelines, interpretations or directives promulgated thereunder or issued in connection therewith and (z) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in “Law”, regardless of the date enacted, adopted, issued or promulgated, whether before or after the First Amendment Effective Date.

“Daily Adjusting LIBOR Rate” shall mean for any day a per annum interest rate which is equal to the quotient of the following:

(a)           the LIBOR Rate,

divided by

(b)           a percentage (expressed as a decimal) equal to 1.00 minus the maximum rate on such date at which Agent is required to maintain reserves on "Euro-currency Liabilities" as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System or, if such regulation or definition is modified, and as long as Agent is required to maintain reserves against a category of liabilities which includes eurodollar deposits or includes a category of assets which includes eurodollar loans, the rate at which such reserves are required to be maintained on such category;

such sum to be rounded upward, if necessary, in the discretion of Agent, to the seventh decimal place.

“Defaulting Lender” shall mean a Lender which, in the reasonable determination of Agent (a) has failed to perform any of its funding obligations hereunder, including, without limitation, in respect of its Percentage of any Advance or purchase of participations in a Swing Line Advance or any Reimbursement Obligations as required under this Agreement, within one Business Day of the date required to be funded by it hereunder, (b) has failed, within one Business Day of request by Agent, to confirm in a manner satisfactory to Agent that it will comply with its funding obligations, (c) has notified Borrower, Agent or any Lender that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit, (d) has been, or whose holding company has been, determined to be insolvent or that has become subject to a bankruptcy, receivership or other similar proceeding, or (e) has had a substantial portion of its assets or management (or a substantial portion of the assets or management of its holding company) taken over by any Governmental Authority or any Governmental Authority has restricted its ability to act under this Agreement, including its ability to enter into amendments, waivers or modifications of this Agreement or any of the other Loan Documents (provided that the exercise of the customary rights of a shareholder by a Governmental Authority which owns shares in such Lender (or its holding company) shall not be covered by this clause (e)).

“First Amendment” shall mean that certain Consent and First Amendment to Credit Agreement dated as of June 30, 2011.

“First Amendment Effective Date” shall mean the date upon which all requirements under Section 13 of the First Amendment have been fully satisfied.

“Fronting Exposure” shall mean, at any time there is a Defaulting Lender, (a) with respect to the Issuing Lender, such Defaulting Lender’s Percentage of the outstanding Letter of Credit Obligations with respect to Letters of Credit issued by such Issuing Lender, and (b) with respect to the Swing Line Lender, such Defaulting Lender’s Percentage of outstanding Swing Line Advances made by the Swing Line Lender.

“Governmental Authority” shall mean the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including without limitation any supranational bodies such as the European Union or the European Central Bank).

“LIBOR Rate” shall mean,

(a)           with respect the principal amount of any Eurodollar-based Advance outstanding hereunder, the per annum rate of interest determined on the basis of the rate for deposits in United States Dollars for a period equal to the relevant Eurodollar-Interest Period, commencing on the first day of such Eurodollar-Interest Period, appearing on Page BBAM of the Bloomberg Financial Markets Information Service as of 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical), two (2) Business Days prior to the first day of such Eurodollar-Interest Period.  In the event that such rate does not appear on Page BBAM of the Bloomberg Financial Markets Information Service (or otherwise on such Service), the “LIBOR Rate” shall be determined by reference to such other publicly available service for displaying LIBOR rates as may be agreed upon by Agent and Borrower, or, in the absence of such agreement, the “LIBOR Rate” shall, instead, be the per annum rate equal to the average (rounded upward, if necessary, to the nearest one-hundredth of one percent (1/100%)) of the rate at which Agent is offered dollar deposits at or about 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical), two (2) Business Days prior to the first day of such Eurodollar-Interest Period in the interbank LIBOR market in an amount comparable to the principal amount of the relevant Eurodollar-based Advance which is to bear interest at such Eurodollar-based Rate and for a period equal to the relevant Eurodollar-Interest Period; and

(b)           with respect to the principal amount of any Advance carried at the Daily Adjusting LIBOR Rate outstanding hereunder, the per annum rate of interest determined on the basis of the rate for deposits in United States Dollars for a period equal to one (1) month appearing on Page BBAM of the Bloomberg Financial Markets Information Service as of 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical) on such day, or if such day is not a Business Day, on the immediately preceding Business Day.  In the event that such rate does not appear on Page BBAM of the Bloomberg Financial Markets Information Service (or otherwise on such Service), the “LIBOR Rate” shall be determined by reference to such other publicly available service for displaying eurodollar rates as may be agreed upon by Agent and Borrower, or, in the absence of such agreement, the “LIBOR Rate” shall, instead, be the per annum rate equal to the average of the rate at which Agent is offered dollar deposits at or about 11:00 a.m. (Detroit, Michigan time) (or soon thereafter as practical) on such day in the interbank eurodollar market in an amount comparable to the principal amount of the Indebtedness hereunder which is to bear interest at such “LIBOR Rate” and for a period equal to one (1) month.

“Non-Defaulting Lender” shall mean any Lender that is not, as of the date of relevance, a Defaulting Lender.

(d)	The following definitions in Section 1.1 are hereby amended and restated in their entirety as follows:

“Eligible Assignee” shall mean (a) a Lender; (b) an Affiliate of a Lender; (c) any Person (other than a natural person) that is or will be engaged in the business of making, purchasing, holding or otherwise investing in commercial loans or similar extensions of credit in the ordinary course of its business, provided that such Person is administered or managed by a Lender, an Affiliate of a Lender or an entity or Affiliate of an entity that administers or manages a Lender; or (d) any other Person (other than a natural person) approved by the (i) Agent (and in the case of an assignment of a commitment under the Revolving Credit, the Issuing Lender and Swing Line Lender), and (ii) unless a Event of Default has occurred and is continuing, Borrower (each such approval not to be unreasonably withheld or delayed); provided that, notwithstanding the foregoing, (x) “Eligible Assignee” shall not include Borrower, or any of Borrower’s Affiliates or Subsidiaries; and (y) no assignment shall be made to a Defaulting Lender (or any Person who would be a Defaulting Lender if such Person was a Lender hereunder) without the consent of Agent, and in the case of an assignment of a commitment under the Revolving Credit, the Issuing Lender and the Swing Line Lender; and provided further that notwithstanding clause (d)(ii) of this definition, no assignment shall be made to an entity which is a competitor of any Credit Party without the consent of the Borrower, which consent may be withheld in its sole discretion.

“Eurodollar-based Rate” shall mean a per annum interest rate which is equal to the sum of the Applicable Margin, plus the quotient of:

(a)           the LIBOR Rate,

divided by

(b)           a percentage equal to 100% minus the maximum rate on such date at which Agent is required to maintain reserves on ‘Eurocurrency Liabilities’ as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System or, if such regulation or definition is modified, and as long as Agent is required to maintain reserves against a category of liabilities which includes eurocurrency deposits or includes a category of assets which includes eurocurrency loans, the rate at which such reserves are required to be maintained on such category, such sum to be rounded upward, if necessary, in the discretion of Agent, to the seventh decimal place.

“Eurodollar-Interest Period” shall mean, for any Eurodollar-based Advance, an Interest Period of one, two or three months (or any shorter or longer periods agreed to in advance by Borrower, Agent and the Lenders) as selected by Borrower, for such Eurodollar-based Advance pursuant to Section 2.3 hereof, as the case may be.

(e)	The further proviso at the end of the definition of “Majority Lenders” is amended and restated in its entirety, as follows:

“provided further that (x) so long as there are fewer than three Lenders, considering any Lender and its Affiliates as a single Lender, “Majority Lenders” shall mean all Lenders and (y) so long as there are three or more Lenders, considering any Lender and its Affiliates as a single Lender, “Majority Lenders” shall mean not less than two Lenders holding the necessary percentage share described above.”

3.	The following sentence is hereby added to the end of Section 2.8:

“All accrued and unpaid interest on any Advance converted to a Base Rate Advance under this Section 2.8 shall be due and payable in full on the date such Advance is converted.”

4.	Section 3.2 of the Credit Agreement is hereby amended to rename the existing clause (g) as clause (h) and add the following as new clause (g):

“(g)
if any Revolving Credit Lender is a Defaulting Lender, the Issuing Lender has entered into arrangements satisfactory to it to eliminate the Fronting Exposure with respect to the participation in the Letter of Credit Obligations by such Defaulting Lender, including creation of a cash collateral account on terms satisfactory to Agent or delivery of other security to assure payment of such Defaulting Lender’s Percentage of all outstanding Letter of Credit Obligations; and”

5.
In Section 3.4 of the Credit Agreement, the words “If any change in any law or regulation or in the interpretation thereof by any court or administrative or governmental authority charged with the administration thereof, adopted after the date hereof” are hereby deleted and replaced with the following:

“If any Change in Law”

6.	The following is hereby added as new clause (i) of Section 3.6 of the Credit Agreement:

“(i)
In the event that any Revolving Credit Lender becomes a Defaulting Lender, the Issuing Lender may, at its option, require that Borrower enter into arrangements satisfactory to Issuing Lender to eliminate the Fronting Exposure with respect to the participation in the Letter of Credit Obligations by such Defaulting Lender, including creation of a cash collateral account on terms satisfactory to Agent or delivery of other security to assure payment of such Defaulting Lender's Percentage of all outstanding Letter of Credit Obligations.”

7.	The following is hereby added as new Section 10.4 of the Credit Agreement:

“10.4  Treatment of a Defaulting Lender; Reallocation of Defaulting Lender’s Fronting Exposure.

(a)
The obligation of any Lender to make any Advance hereunder shall not be affected by the failure of any other Lender to make any Advance under this Agreement, and no Lender shall have any liability to Borrower or any of their Subsidiaries, Agent, any other Lender, or any other Person for another Lender’s failure to make any loan or Advance hereunder.

(b)
If any Lender shall become a Defaulting Lender, then, for so long as such Lender remains a Defaulting Lender, any Fronting Exposure shall be reallocated by Agent at the request of the Swing Line Lender and/or the Issuing Lender among the Non-Defaulting Lenders in accordance with their respective Percentages of the Revolving Credit, but only to the extent that the sum of the aggregate principal amount of all Revolving Credit Advances made by each Non-Defaulting Lender, plus such Non-Defaulting Lender’s Percentage of the aggregate outstanding principal amount of Swing Line Advances and Letter of Credit Obligations prior to giving effect to such reallocation plus such Non-Defaulting Lender’s Percentage of the Fronting Exposure to be reallocated does not exceed such Non- Defaulting Lender’s Percentage of the Revolving Credit Aggregate Commitment, and only so long as no Default or Event of Default has occurred and is continuing on the date of such reallocation.

(c)
The rights and remedies of Borrower, Agent, the Issuing Lender, the Swing Line Lender and the other Lenders against a Defaulting Lender set forth in this Agreement shall be in addition to any other rights and remedies such parties may have against the Defaulting Lender under any of the other Loan Documents, applicable law or otherwise, and Borrower waives no rights or remedies against any Defaulting Lender.”

8.	Article 11 of the Credit Agreement is hereby amended as follows:

(a)	Section 11.3 is hereby amended and restated in its entirety as follows:

“11.3  Circumstances Affecting LIBOR Rate Availability.  If Agent or the Majority Lenders (after consultation with Agent) shall determine in good faith that, by reason of circumstances affecting the foreign exchange and interbank markets generally, deposits in eurodollars in the applicable amounts are not being offered to Agent or such Lenders at the applicable LIBOR Rate, then Agent shall forthwith give notice thereof to Borrower. Thereafter, until Agent notifies Borrower that such circumstances no longer exist, (i) the obligation of Lenders to make Advances which bear interest at or by reference to the LIBOR Rate, and the right of Borrower to convert an Advance to or refund an Advance as an Advance which bears interest at or by reference to the LIBOR Rate shall be suspended, (ii) effective upon the last day of each Eurodollar-Interest Period related to any existing Eurodollar-based Advance, each such Eurodollar-based Advance shall automatically be converted into an Advance which bears interest at or by reference to the Base Rate (without regard to the satisfaction of any conditions to conversion contained elsewhere herein), and (iii) effective immediately following such notice, each Advance which bears interest at or by reference to the Daily Adjusting LIBOR Rate shall automatically be converted into an Advance which bears interest at or by reference to the Base Rate (without regard to the satisfaction of any conditions to conversion contained elsewhere herein).”

(b)	Section 11.4 is hereby amended and restated in its entirety as follows:

“11.4  Laws Affecting LIBOR Rate Availability.  If any Change in Law shall make it unlawful or impossible for any of the Lenders (or any of their respective Eurodollar Lending Offices) to honor its obligations hereunder to make or maintain any Advance which bears interest at or by reference to the LIBOR Rate, such Lender shall forthwith give notice thereof to Borrower and to Agent. Thereafter, (a) the obligations of the applicable Lenders to make Advances which bear interest at or by reference to the LIBOR Rate and the right of Borrower to convert an Advance into or refund an Advance as an Advance which bears interest at or by reference to the LIBOR Rate shall be suspended and thereafter only the Base Rate shall be available, and (b) if any of the Lenders may not lawfully continue to maintain an Advance which bears interest at or by reference to the LIBOR Rate, the applicable Advance shall immediately be converted to an Advance which bears interest at or by reference to the Base Rate.”

(c)	Section 11.5 is hereby amended and restated in its entirety as follows:

“11.5  Increased Cost of Advances Carried at the LIBOR Rate.  If any Change in Law shall:

(a)
subject any of the Lenders (or any of their respective Eurodollar Lending Offices) to any tax, duty or other charge with respect to any Advance or shall change the basis of taxation of payments to any of the Lenders (or any of their respective Eurodollar Lending Offices) of the principal of or interest on any Advance or any other amounts due under this Agreement in respect thereof (except for changes in the rate of tax on the overall net income of any of the Lenders or any of their respective Eurodollar Lending Offices); or

(b)
impose, modify or deem applicable any reserve (including, without limitation, any imposed by the Board of Governors of the Federal Reserve System), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any of the Lenders (or any of their respective Eurodollar Lending Offices) or shall impose on any of the Lenders (or any of their respective Eurodollar Lending Offices) or the foreign exchange and interbank markets any other condition affecting any Advance;

and the result of any of the foregoing matters is to increase the costs to any of the Lenders of maintaining any part of the Indebtedness hereunder as an Advance which bears interest at or by reference to the LIBOR Rate to reduce the amount of any sum received or receivable by any of the Lenders under this Agreement in respect of an Advance which bears interest at or by reference to the LIBOR Rate, then such Lender shall promptly notify Agent, and Agent shall promptly notify Borrower of such fact and demand compensation therefor and, within ten (10) Business Days after such notice, Borrower agrees to pay to such Lender or Lenders such additional amount or amounts as will compensate such Lender or Lenders for such increased cost or reduction, provided that each Lender agrees to take any reasonable action, to the extent such action could be taken without cost or administrative or other burden or restriction to such Lender, to mitigate or eliminate such cost or reduction, within a reasonable time after becoming aware of the foregoing matters. Agent will promptly notify Borrower of any event of which it has knowledge which will entitle Lenders to compensation pursuant to this Section, or which will cause Borrower to incur additional liability under Section 11.1 hereof, provided that Agent shall incur no liability whatsoever to the Lenders or Borrower in the event it fails to do so. A certificate of Agent (or such Lender, if applicable) prepared in good faith, setting forth in reasonable detail the amount of, and the basis for determining such additional amount or amounts necessary to compensate such Lender or Lenders shall accompany such demand and shall be conclusively presumed to be correct absent manifest error.”

(d)	Section 11.6 is hereby amended and restated in its entirety as follows:

“11.6  Capital Adequacy and Other Increased Costs.

(a)
If, any Change in Law affects or would affect the amount of capital required to be maintained by such Lender or Agent (or any corporation controlling such Lender or Agent) and such Lender or Agent, as the case may be, determines that the amount of such capital is increased by or, based upon the existence of such Lender’s or Agent’s obligations or Advances hereunder, the effect of such Change in Law is to result in such an increase, and such increase has the effect of reducing the rate of return on such Lender’s or Agent’s (or such controlling corporation’s) capital as a consequence of such obligations or Advances hereunder to a level below that which such Lender or Agent (or such controlling corporation) could have achieved but for such circumstances (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Lender or Agent to be material (collectively, “Increased Costs”), then Agent or such Lender shall notify Borrower, and thereafter Borrower shall pay to such Lender or Agent, as the case may be, within ten (10) Business Days of written demand therefor from such Lender or Agent, additional amounts sufficient to compensate such Lender or Agent (or such controlling corporation) for any increase in the amount of capital and reduced rate of return which such Lender or Agent reasonably determines to be allocable to the existence of such Lender’s or Agent’s obligations or Advances hereunder. A statement setting forth the amount of such compensation, the methodology for the calculation and the calculation thereof which shall also be prepared in good faith and in reasonable detail by such Lender or Agent, as the case may be, shall be submitted by such Lender or by Agent to Borrower, reasonably promptly after becoming aware of any event described in this Section 11.6(a) and shall be conclusively presumed to be correct, absent manifest error.

(b)
Notwithstanding the foregoing, however, except in the case of a Change in Law of the type referred to in clauses (x), (y) or (z) of the definition thereof, Borrower shall not be required to pay any increased costs under Sections 11.5, 11.6 or 3.4(c) for any period ending prior to the date that is 180 days prior to the making of a Lender’s initial request for such additional amounts unless the applicable Change in Law or other event resulting in such increased costs is effective retroactively to a date more than 180 days prior to the date of such request, in which case a Lender’s request for such additional amounts relating to the period more than 180 days prior to the making of the request must be given not more than 180 days after such Lender becomes aware of the applicable Change in Law or other event resulting in such increased costs.”

9.	Section 13.12 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“13.12  Substitution or Removal of Lenders.

(a)
With respect to any Lender (i) whose obligation to make Eurodollar-based Advances has been suspended pursuant to Section 11.3 or 11.4, (ii) that has demanded compensation under Sections 3.4(c), 11.5 or 11.6, (iii) that has become a Defaulting Lender or (iv) that has failed to consent to a requested amendment, waiver or modification to any Loan Document as to which the Majority Lenders have already consented (in each case, an “Affected Lender”), then Agent or Borrower may, at Borrower’s sole expense, require the Affected Lender to sell and assign all of its interests, rights and obligations under this Agreement, including, without limitation, its Commitments, to an assignee (which may be one or more of the Lenders) (such assignee shall be referred to herein as the “Purchasing Lender” or “Purchasing Lenders”) within two (2) Business Days after receiving notice from Borrower requiring it to do so, for an aggregate price equal to the sum of the portion of all Advances made by it, interest and fees accrued for its account through but excluding the date of such payment, and all other amounts payable to it hereunder, from the Purchasing Lender(s) (to the extent of such outstanding principal and accrued interest and fees) or Borrower (in the case of all other amounts, including without limitation, if demanded by the Affected Lender, the amount of any compensation that due to the Affected Lender under Sections 3.4(c), 11.1, 11.5 and 11.6 to but excluding said date), payable (in immediately available funds) in cash.  The Affected Lender, as assignor, such Purchasing Lender, as assignee, Borrower and Agent, shall enter into an Assignment Agreement pursuant to Section 13.8 hereof, whereupon such Purchasing Lender shall be a Lender party to this Agreement, shall be deemed to be an assignee hereunder and shall have all the rights and obligations of a Lender with a Revolving Credit Percentage equal to its ratable share of the then applicable Revolving Credit Aggregate Commitment, provided, however, that if the Affected Lender does not execute such Assignment Agreement within (2) Business Days of receipt thereof, Agent may execute the Assignment Agreement as the Affected Lender’s attorney-in-fact. Each of the Lenders hereby irrevocably constitutes and appoints Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full power and authority in the name of such Lender or in its own name to execute and deliver the Assignment Agreement while such Lender is an Affected Lender hereunder (such power of attorney to be deemed coupled with an interest and irrevocable). In connection with any assignment pursuant to this Section 13.12, Borrower or the Purchasing Lender shall pay to Agent the administrative fee for processing such assignment referred to in Section 13.8.

(b)
If any Lender is an Affected Lender of the type described in Section 13.12(a)(iii) and (iv) (any such Lender, a “Non-Compliant Lender”), Borrower may, with the prior written consent of Agent, and notwithstanding Section 10.3 of this Agreement or any other provisions requiring pro rata payments to the Lenders, elect to reduce any Commitments by an amount equal to the Non-Compliant Lender’s Percentage of the Commitment of such Impaired Lender and repay such Non-Compliant Lender an amount equal the principal amount of all Advances owing to it, all interest and fees accrued for its account through but excluding the date of such repayment, and all other amounts payable to it hereunder (including without limitation, if demanded by the Non-Compliant Lender, the amount of any compensation that is due to the Non-Compliant Lender under Sections 3.4(c), 11.1, 11.5 and 11.6 to but excluding said date), payable (in immediately available funds) in cash, so long as, after giving effect to the termination of Commitments and the repayments described in this clause (b), any Fronting Exposure of such Non-Compliant Lender shall be reallocated among the Lenders that are not Non-Compliant Lenders in accordance with their respective Revolving Credit Percentages, but only to the extent that the sum of the aggregate principal amount of all Revolving Credit Advances made by each such Lender, plus such Lender’s Percentage of the aggregate outstanding principal amount of Swing Line Advances and Letter of Credit Obligations prior to giving effect to such reallocation plus such Lender’s Percentage of the Fronting Exposure to be reallocated does not exceed such Lender’s Percentage of the Revolving Credit Aggregate Commitment, and with respect to any portion of the Fronting Exposure that may not be reallocated, Borrower shall deliver to Agent, for the benefit of the Issuing Lender and/or Swing Line Lender, as applicable, cash collateral or other security satisfactory to Agent, with respect any such remaining Fronting Exposure.”

10.	All references to “governmental authority” shall be deleted and replaced with references to “Governmental Authority” in the Credit Agreement and in the Exhibits to the Credit Agreement

11.
All references to “Prime-base Rate” and “Prime-based Advance(s)” shall be deleted and replaced, respectively, with references to “Base Rate” and “Base Rate Advance(s)” in the Credit Agreement and in the Exhibits to the Credit Agreement.

12.	Existing Schedule 1.1 of the Credit Agreement is hereby replaced in its entirety with new Schedule 1.1 attached to this First Amendment as Attachment 2.

13.	This First Amendment shall become effective (according to the terms hereof) on the date that the following conditions have been satisfied (“First Amendment Effective Date”):

(a)
Agent shall have received counterpart originals of this First Amendment, in each case duly executed and delivered by Borrower, Agent and the requisite Lenders, in form reasonably satisfactory to Agent and Lenders, and of the Reaffirmation of Guaranty attached hereto as Attachment 1;

(b)
Agent shall have received certification from Borrower that it has taken all necessary actions to authorize this First Amendment and the Loan Documents delivered herewith, supported by appropriate resolutions, that no consents or other authorizations of any third parties are required in connection therewith, and that either there have been no changes in the organizational documents previously delivered to Agent or that true and accurate copies of organizational documents are being provided to Agent with the certificate; and

(c)
Borrower shall have paid to Agent all fees, costs and expenses, if any, owed to Agent and Lenders and accrued to the First Amendment Effective Date, in each case, as and to the extent required to be paid in accordance with the Loan Documents.

14.
Concurrently with the First Amendment Effective Date, the Borrower has exercised its rights under Section 2.13 of the Credit Agreement (the “Exercise”) to increase the Revolving Credit Aggregate Commitment by the amount of Fifty Million Dollars ($50,000,000) and has complied with the requirements set forth in Section 2.13.  Pursuant to the Exercise, effective on the First Amendment Effective Date,

(a)	the Revolving Credit Aggregate Commitment shall be increased from One-Hundred Fifty Million Dollars ($150,000,000) to Two Hundred Million Dollars ($200,000,000);

(b)	the Revolving Credit Optional Increase shall be reduced from One Hundred Fifty Million Dollars ($150,000,000) to One Hundred Million Dollars ($100,000,000);

(c)
the respective Revolving Credit Commitment Amounts of Comerica and BB&T shall be increased as set forth in the revised Schedule 1.2 attached to this First Amendment as Attachment 3 (which revised Schedule 1.2 shall replace the existing Schedule 1.2); and

(d)	the revised Percentages of the Lenders shall be as set forth in revised Schedule 1.2.

15.
Borrower hereby represents and warrants that, after giving effect to the amendments to the Credit Agreement and consents contained herein, (a) the execution and delivery of this First Amendment are within its corporate powers, have been duly authorized, are not in contravention of law or the terms of its organizational documents, and except as have been previously obtained do not require the consent or approval, material to the amendments contemplated in this First Amendment, of any governmental body, agency or authority, and this First Amendment and the Credit Agreement (as amended herein) will constitute the valid and binding obligations of Borrower enforceable in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether enforcement is sought in a proceeding in equity or at law), (b) the continuing representations and warranties set forth in Sections 6.1 through 6.22 inclusive, of the Credit Agreement are true and correct in all material respects on and as of the date hereof (other than any representation or warranty that expressly speaks only as of a certain date), and such representations and warranties are and shall remain continuing representations and warranties during the entire life of the Credit Agreement, and (c) as of this First Amendment Effective Date, no Default or Event of Default shall have occurred and be continuing.

16.
Borrower and Lenders each hereby ratify and confirm their respective obligations under the Credit Agreement, as amended by this First Amendment, and agree that the Credit Agreement hereby remains in full force and effect after giving effect to this First Amendment and that, upon such effectiveness, all references in such Loan Documents to the “Credit Agreement” shall be references to the Credit Agreement as amended by this First Amendment.

17.
Except as specifically set forth above, this First Amendment shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement or any of the Notes issued thereunder, or to constitute a waiver by Lenders or Agent of any right or remedy under or a consent to any transaction not meeting the terms and conditions of the Credit Agreement, any of the Notes issued thereunder or any of the other Loan Documents.

18.
In case any one or more of the provisions of this First Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability in one jurisdiction shall not affect the validity, legality or enforceability of such provision, in any other jurisdiction.

19.	Unless otherwise defined to the contrary herein, all capitalized terms used in this First Amendment shall have the meaning set forth in the Credit Agreement.

20.	This First Amendment may be executed in counterpart in accordance with Section 13.9 of the Credit Agreement.

21.	This First Amendment shall be construed in accordance with and governed by the laws of the State of Michigan.

IN WITNESS WHEREOF, Borrower, the Lenders and Agent have each caused this First Amendment to be executed by their respective duly authorized officers or agents, as applicable, all as of the date first set forth above.

COMERICA BANK, as Agent

By:	/s/ Kimberly S. Kersten
Name:	Kimberly S. Kersten
Title:	Vice President

COMERICA BANK, as Issuing Lender, as Swing Line Lender and as a Lender

By:	/s/ Kimberly S. Kersten
Name:	Kimberly S. Kersten
Its:	Vice President

FIFTH THIRD BANK,
as a Lender

By:	/s/ Michael Blackburn
Name:	Michael Blackburn
Its:	Vice President

BRANCH BANKING AND TRUST COMPANY, as a Lender

By:	/s/ Steven G. Ballard
Name:	Steven G. Ballard
Its:	SVP

COMPUWARE CORPORATION

By:	/s/ Laura Fournier
Name:	Laura Fournier
Its:	Exec VP & CFO

Attachment 1

Reaffirmation of Guaranty

The undersigned (“Guarantor”) hereby acknowledges that (a) the Guarantor executed that certain Guaranty dated as of November 1, 2007, and (b) Borrower, the Lenders and Agent have executed the foregoing first amendment dated as of the date hereof (the “First Amendment”) to the Compuware Corporation Revolving Credit Agreement dated as of November 1, 2007 (as amended, restated or otherwise modified from time to time, including pursuant to the First Amendment, the “Amended Credit Agreement”).  The Guarantor hereby ratifies and confirms its obligations under the Amended Credit Agreement and the Guaranty, and agrees that the Guaranty remains in full force and effect after giving effect to the effectiveness of the First Amendment, subject to no setoff, defense or counterclaim, and that, upon such effectiveness, all references in such Amended Credit Agreement and the Guaranty to the “Credit Agreement” shall be references to the Amended Credit Agreement.  The Guarantor confirms that this Reaffirmation is not required by the terms of the Guaranty and need not be obtained in connection with any prior or future amendments or extensions of additional credit to Borrower. Capitalized terms not otherwise defined herein will have the meanings given them in the Amended Credit Agreement.  This acknowledgment shall be governed by and construed in accordance with the laws of, and be enforceable in, the State of Michigan.

Dated as of the 30th day of June, 2011.

(Signatures Follow on Succeeding Pages)

COMPUWARE INTERNATIONAL I LLC

By:	Compuware Corporation, its Sole Member

	By:	/s/ Laura Fournier
	Name:	Laura Fournier
	Its:	Exec VP & CFO

Attachment 2

Schedule 1.1
Applicable Margin Grid
Revolving Credit Facility
(basis points per annum)

Basis for Pricing	Level I	Level II	Level III	Level IV
Consolidated Total Leverage Ratio*	< 0.50 to 1.00	≥ 0.50 to 1.00 but < 1.25 to 1.00	≥ 1.25 to 1.00 but < 2.00 to 1.00	≥ 2.00 to 1.00
Revolving Credit Eurodollar Margin	125.00	145.00	165.00	185.00
Revolving Credit Base Rate Margin	25.00	45.00	65.00	85.00
Revolving Credit Facility Fee	25.00	30.00	35.00	40.00
Letter of Credit Fees (exclusive of facing fees)	125.00	145.00	165.00	185.00

* Definitions as set forth in the Credit Agreement.
** Level II pricing shall be in effect until the delivery of the financial statements for the quarter ending September 30, 2011, after which time the pricing grid shall govern.

Attachment 2

Schedule 1.2
Percentages and Allocations

Lender	Revolving Credit Percentage	Revolving Credit Commitment Amount
Comerica Bank (“Comerica”)	65%	$130,000,000
Fifth Third Bank	15%	$30,000,000
Branch Banking and Trust Company (“BB&T”)	20%	$40,000,000
Totals	100%	$200,000,000